Mail Stop 6010   June 9, 2009

Mr. Lalit Dhadphale
President and Chief Executive Officer
Clacendix, Inc.
100 Commerce Boulevard
New York, New York 45140

Re: Clacendix, Inc.
         Preliminary information statement filed May 21, 2009
         File No. 000-13117

Dear Mr. Dhadphale:

       We have completed our review of your preliminary information statement and
related filings and have no further comments at this time.

                                                   Sincerely,

                                                   Jeffrey Riedler
                                                   Assistant Director

cc: Constantine S. Potamianos, Esq.
    Duval & Stachenfeld LLP
    300 East 42nd Street, Third Floor
    New York, New York 10017